CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three and nine months ended September 30, 2016 and 2015

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CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION
(Expressed in thousands of United States dollars) – Unaudited

		September 30,	December 31,
	Notes	2016	2015
ASSETS
Current
Cash and cash equivalents	7	$142,426	$108,667
Trade and other receivables	8	75,052	43,234
Inventories	9	113,923	70,080
Other		7,537	6,220
		338,938	228,201
Non-current
Mineral interests and plant and equipment	10	2,442,208	1,674,512
Sales tax and other receivables		59,311	37,404
Restricted cash		4,723	2,500
Deferred tax asset		662	2,376
Goodwill	10a	187,376	57,468
		2,694,280	1,774,260
Total Assets		$3,033,218	$2,002,461
LIABILITIES
Current
Accounts payable and accrued liabilities	11	$113,991	$99,748
Debt	12	35,000	35,000
Lease obligations	13	9,865	6,151
Income tax payable		9,442	9,981
Other		2,383	-
		170,681	150,880
Non-current
Lease obligations	13	9,375	7,711
Reclamation provision	14	63,541	39,524
Deferred tax liability		194,967	134,641
Other		8,297	5,674
Total Liabilities		446,861	338,430
SHAREHOLDERS’ EQUITY
Share capital	18e	2,772,243	1,914,676
Share-based payment reserve	18	17,300	19,372
Deficit		(203,186)	(270,017)
Total Shareholders’ Equity		2,586,357	1,664,031
Total Liabilities and Shareholders’ Equity		$3,033,218	$2,002,461

Commitments and Contingencies (notes 24b and 26)

APPROVED BY THE DIRECTORS

“Ron Clayton”	“Kevin McArthur”
Ron Clayton	Kevin McArthur
CEO AND DIRECTOR	EXECUTIVE CHAIR

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except per share and share information) – Unaudited

		Three Months Ended		Nine Months Ended
			September 30,		September 30,
	Notes	2016	2015	2016	2015
Revenues	15, 22	$234,721	$145,736	$595,105	$364,830
Operating costs
Production costs	16	90,263	72,537	241,517	174,989
Royalties	22	4,912	8,258	15,068	29,431
Depreciation and depletion	22	27,909	24,819	82,241	55,576
Total operating costs		123,084	105,614	338,826	259,996
Mine operating earnings		111,637	40,122	256,279	104,834

Other operating expenses
Exploration		4,721	3,322	7,458	5,856
General and administrative	17	7,491	10,682	38,019	31,557
Total other operating expenses		12,212	14,004	45,477	37,413
Earnings from operations		99,425	26,118	210,802	67,421

Other (income) expense
Interest income		-	(56)	(2,055)	(83)
Interest expense		832	692	2,885	2,851
Loss on debenture conversion	6	-	-	32,304	-
Foreign exchange loss (gain)		3,317	1,111	(129)	380
Other expense (income)		332	1,450	(417)	1,383
Total other (income) expense		4,481	3,197	32,588	4,531

Earnings before income taxes		94,944	22,921	178,214	62,890
Current income tax expense	19	19,900	10,662	52,021	32,912
Deferred income tax expense (benefit)	19	12,033	(996)	8,632	(5,828)
Earnings and total comprehensive income		$63,011	$13,255	$117,561	$35,806

Earnings per share
Basic	20	$0.20	$0.06	$0.42	$0.18
Diluted	20	$0.20	$0.06	$0.42	$0.18

Weighted average shares outstanding
Basic	20	311,407,472	227,372,229	282,335,384	200,969,554
Diluted	20	312,107,596	227,590,131	282,672,248	201,213,140

See accompanying notes to the condensed interim consolidated financial statements.

2	Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CASH FLOWS
(Expressed in thousands of United States dollars) – Unaudited

		Three Months Ended		Nine Months Ended
			September 30,		September 30,
	Notes	2016	2015	2016	2015
OPERATING ACTIVITIES
Net earnings for the period		$63,011	$13,255	$117,561	$35,806
Adjustments for:
Interest expense		968	675	4,449	3,039
Payment on extinguishment of currency swap	13	(1,939)	-	(1,939)	-
Income tax expense	19	31,933	9,666	60,653	27,084
Items not involving cash:
Depreciation and depletion		27,505	25,370	84,291	56,458
Loss on disposition of plant and equipment		228	976	35	941
Loss (gain) on currency swap	13	264	514	(803)	871
Share-based payments	18	1,160	1,351	5,764	4,486
Shares issued as transaction costs		-	-	5,332	-
Unrealized foreign exchange loss		2,318	910	1,823	484
Loss on debenture conversion	6	-	-	32,304	-
Accretion		539	245	1,787	713
Cash provided by operating activities before changes in working capital		125,987	52,962	311,257	129,882
Changes in working capital	21	(26,278)	13,938	(115,234)	14,555
Cash provided by operating activities		99,709	66,900	196,023	144,437
Income taxes paid		(21,030)	(14,210)	(54,373)	(31,523)
Net cash provided by operating activities		78,679	52,690	141,650	112,914

INVESTING ACTIVITIES
Mineral interests additions	10	(59,649)	(38,070)	(126,535)	(77,430)
Cash acquired through acquisition	6	-	-	70,187	61,713
Net cash used in investing activities		(59,649)	(38,070)	(56,348)	(15,717)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options		4,075	1,284	19,563	26,535
Borrowings on credit facility	12b	-	-	35,000	-
Repayments of loan	12a	-	-	(35,000)	(50,000)
Dividends paid to shareholders	20	(18,654)	(13,627)	(50,730)	(36,077)
Loan origination fees		(113)	(59)	(342)	(264)
Interest paid		(855)	(611)	(3,908)	(2,782)
Payments on finance leases	13	(13,370)	(1,644)	(19,117)	(3,279)
Other		1,345	-	1,816	-
Net cash used in financing activities		(27,572)	(14,657)	(52,718)	(65,867)

Effect of exchange rates on cash and cash equivalents		(739)	(1,636)	1,175	(1,133)
(Decrease) increase in cash and cash equivalents		(9,281)	(1,669)	33,759	30,197
Cash and cash equivalents, beginning of period		151,707	112,222	108,667	80,356
Cash and cash equivalents, end of period	7	$142,426	$110,553	$142,426	$110,553
Supplemental cash flow information (note 21)

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	3

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except share information) – Unaudited

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2016		227,401,681	$1,914,676	$19,372	$(270,017)	$1,664,031
Earnings and comprehensive income		-	-	-	117,561	117,561
Shares issued under the Share Plan	18	229,000	3,553	(2,766)	-	787
Shares issued as transaction costs	6	455,019	5,332	-	-	5,332
Shares issued on acquisition of Lake Shore Gold	6	69,239,629	676,670	8,436	-	685,106
Shares issued on conversion of PSUs on acquisition of Lake Shore Gold	6	211,442	2,131	-	-	2,131
Shares issued on conversion and redemption of convertible debentures	6	10,733,675	137,997	-	-	137,997
Shares issued on exercise of stock options	18	2,724,978	31,884	(12,321)	-	19,563
Share-based payments	18	-	-	4,579	-	4,579
Dividends paid to shareholders	20	-	-	-	(50,730)	(50,730)
At September 30, 2016		310,995,424	$2,772,243	$17,300	$(203,186)	$2,586,357

		Number of	Share
	Notes	Shares	Capital	Reserves	Deficit	Total
At January 1, 2015		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060
Earnings and comprehensive income		-	-	-	35,806	35,806
Shares issued under the Share Plan	18	190,167	3,667	(2,938)	-	729
Shares issued on acquisition of Rio Alto		75,991,381	856,198	11,536	-	867,734
Shares issued on exercise of stock options	18	1,402,708	15,608	(5,654)	-	9,954
Shares issued on exercise of warrants		2,011,244	22,690	-	-	22,690
Share-based payments	18	-	-	3,748	-	3,748
Dividends paid to shareholders	20	-	-	-	(36,077)	(36,077)
At September 30, 2015		227,240,171	$1,912,819	$18,485	$(148,660)	$1,782,644

See accompanying notes to the condensed interim consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
(Expressed in thousands of United States dollars, except as otherwise stated) - Unaudited
Three and nine months ended September 30, 2016 and 2015

1.	OPERATIONS

Tahoe Resources Inc. (“Tahoe”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed interim consolidated financial statements (“interim financial statements”) include the accounts of Tahoe and its wholly owned subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company’s Board of Directors authorized issuance of these interim financial statements on November 3, 2016.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, certain disclosures required by IFRS have been condensed or omitted. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2015 and 2014 (“consolidated financial statements”). The Company’s interim results are not necessarily indicative of its results for a full year.

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company’s consolidated financial statements, except as disclosed below and in note 4 below. The following accounting policies were expanded, adopted or applied as a result of the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016 with no material impact to the Company’s interim financial statements:

i.	Note 3c) Basis of consolidation has been expanded to include investments in associates and joint ventures as follows:

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. The Company is presumed to have significant influence if it holds, directly or indirectly, 20% or more of the voting power of the investee. If the Company holds less than 20% of the voting power, other relevant factors are examined by the Company to determine whether it has significant influence.

The factors that may enable the exercise of significant influence include but are not limited to: the proportion of seats on the board of directors being assigned to the Company; the nature of the business decisions that require unanimous consent of the directors; the ability to influence the operating, strategic and financing decisions; and the existing ownership composition regarding the Company’s ability to exercise significant influence.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	5

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ii.

Note 3h) Mineral interests, plant and equipment has been expanded to align the Company’s significant accounting policy for depreciation and depletion of mineral interests, plant and equipment with that of Lake Shore Gold as follows:

Upon declaration of commercial production, the carrying amounts of mineral interests are depleted using the unit-of-production method (“UOP”) over the estimated life of mine based on proven and probable mineral reserves and, if appropriate, the portion of mineral resources where it is considered highly probable that those mineral resources will be economically extracted. The Company considers the portion of mineral resources highly probable to be economically extracted (converted to reserves) as being that for which the drill program and interpretation of results are near completion and which are included in the current mine plan.

If commercial production commences prior to the determination of proven and probable mineral reserves, depletion is calculated based on the mineable portion of the resource as defined in the life of mine plan.

For the three and nine months ended September 30, 2016, all of the Company’s operating mines were depleted using the UOP method over the estimated life of mine based on proven and probable reserves and the portion of resources expected to be converted to mineral reserves (depletion at Shahuindo began May 1, 2016, the commencement of commercial production) (three and nine months ended September 30, 2015: all operating mines, which included the Escobal and La Arena mines, were depleted using the UOP method over the estimated life of mine based on proven and probable reserves).

iii.

Note 3l) Financial instruments has been expanded with descriptions of financial asset and liability groups and now includes financial assets at fair value through profit or loss (“FVTPL”) and available for sale (“AFS”) financial assets as follows:

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans and receivables, financial instruments at FVTPL, held-to-maturity, available for sale financial assets and other liabilities, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at FVTPL and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives and measured at fair value, with changes in fair value at each period end recorded in net earnings. Transaction costs are expensed as incurred.

Available for sale financial assets

AFS financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity in other comprehensive income until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in net earnings. The Company has classified its investments in certain public companies as AFS.

See accompanying notes to the condensed interim consolidated financial statements.

6	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost using the effective interest method. Gains and losses are recognized in the statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including loans and borrowings, are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in the statement of comprehensive income.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been adversely impacted.

If an available for sale asset is impaired, the change in fair value is transferred to net earnings in the period, including cumulative gains or losses previously recognized in other comprehensive income or loss. Reversals of impairment in respect of equity instruments classified as available for sale are not recognized in net earnings but included in other comprehensive income.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

iv.	Note 3u) Other comprehensive income (loss) has been added as follows:

Other comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profits such as unrealized gains and losses on financial assets classified as AFS, net of income taxes and gains or losses on certain derivative instruments.

v.	Note 3v) IAS 19 – Employee benefits has been added as follows:

The Company has a defined contribution pension plan which covers certain of the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salaries to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the

Company’s required contributions under the plan are recognized as an expense when the employees have rendered service entitling them to the contribution and are charged to earnings or loss, or capitalized to mining interests for employees directly involved in the specific projects.

vi.	Note 3w) IAS 28 – Investments in associates and joint ventures has been added as follows:

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company's share of earnings and losses of associates are recognized in net earnings during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in an associate. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in net earnings. When a group entity transacts with an associate of the Company, profits and losses are eliminated to the extent of the Company’s interest in the relevant associate.

b)	Currency of presentation

The interim financial statements are presented in United States dollars (“USD”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD.

c)	Basis of consolidation

The accounts of the subsidiaries controlled by the Company are included in the interim financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

See accompanying notes to the condensed interim consolidated financial statements.

8	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at September 30, 2016 are as follows:

			Mining Properties and
		Ownership	Development Projects
Direct Parent Company	Location	Percentage	Owned
Minera San Rafael, S.A.	Guatemala	100%	El Escobal mine
La Arena S.A.	Peru	100%	La Arena mine
Shahuindo S.A.C.	Peru	100%	Shahuindo mine
Lake Shore Gold Corp.	Canada	100%	Bell Creek mine,
(acquired April 1, 2016)		100%	Timmins West,
		100%	Thunder Creek,
		100%	144 Gap,
		100%	Fenn-Gib Project
Temex Resources Corp.	Canada	100%	Juby Project
(acquired April 1, 2016)		79%	Whitney Project

During the three months ended September 30, 2016, the Company divested of the majority of its ownership interest in Northern Superior Resources, previously accounted for using the equity method. The remaining interest is accounted for as an AFS asset.

Intercompany assets, liabilities, equity, income, expenses and cash flows arising from intercompany transactions are eliminated in full on consolidation.

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new or amended accounting standards effective January 1, 2016

i.	New or amended standards adopted in the Company’s interim financial statements.

The Company has evaluated the following new or amended IFRS standards and has applied them for periods beginning on or after January 1, 2016. The Company has determined there to be no material impact on the interim financial statements upon adoption:

•	IFRS 5 – Non-Current Assets Held For Sale and Discontinued Operations;
•	IFRS 7 – Financial Instruments: Disclosures;
•	IFRS 10 – Consolidated Financial Statements;
•	IFRS 11 – Joint Arrangements;
•	IFRS 12 – Disclosure of Interest in Other Entities;
•	IAS 1 – Presentation of Financial Statements;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 28 – Investments in Associates and Joint Ventures;
•	IAS 34 – Interim Financial Reporting; and
•	IAS 38 – Intangible Assets.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the three and nine months ended September 30, 2016, and have not been applied in preparing these interim financial statements. The Company is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i.	New or amended standards effective January 1, 2017.

•	IAS 7 – Statement of Cash Flows; and
•	IAS 12 – Income Taxes.

ii.	New or amended standards effective January 1, 2018 and thereafter.

•	IFRS 9 – Financial Instruments;
•	IFRS 15 – Revenue from Contracts with Customers; and
•	IFRS 16 – Leases.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

5.	CRITICAL JUDGMENTS AND ESTIMATES IN APPLYING ACCOUNTING POLICIES

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three and nine months ended September 30, 2016 are consistent with those applied and disclosed in note 5 of the consolidated financial statements, except for the following critical judgments and estimates re- assessed as a result of the acquisition of Lake Shore Gold.

a)	Currency of presentation

The Company acquired a 100% interest in Lake Shore Gold on April 1, 2016. The Company assessed the criteria and indicators under IFRS at the date of acquisition and determined the functional currency to be the USD. The functional currency is accounted for in accordance with IAS 21 – the effects of changes in exchange rates and was applied from the date of acquisition.

b)	Estimated material in the mineral reserves

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), issued by the Canadian Securities Administrators. NI 43-101 lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. Management assesses the estimated mineral reserves and mineral resources used in the calculation of depletion at least annually, or whenever facts and circumstances warrant that an assessment should be made. Changes to estimates of mineral reserves and mineral resources and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change in future depletion rates.

6.	BUSINESS COMBINATION

a)	Acquisition of 100% interest in Lake Shore Gold

i.	Terms of the business combination

On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”). The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Lake Shore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).

In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. The Company authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares.

See accompanying notes to the condensed interim consolidated financial statements.

10	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the TSX of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665, and is comprised of the following:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)

The fair value of the options was determined using the Black-Scholes option pricing model. Where applicable, the inputs and ranges used in the measurement of the fair value (CAD) of the options are as follows:

Share price (CAD) at April 1, 2016	$12.75
Exercise price (CAD)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54-0.62%%
Fair value (CAD)	$0.00-9.65
April 1, 2016 CAD to USD exchange rate	$0.77
Fair value (USD)	$0.01-7.40

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. As at the date of these interim financial statements, the allocation of the purchase price has not been finalized as management is in the process of determining the fair values of identifiable assets and liabilities assumed, measuring the associated deferred income tax assets and liabilities, and determining the value of goodwill.

The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values:

Cash and cash equivalents	$70,187
Trade and other receivables	4,930
Inventories	13,774
Other current and non-current assets	3,876
Property, plant and equipment	174,747
Mineral interests and exploration potential	513,044
Goodwill(1)	129,908

Accounts payable, accrued liabilities and other(2)	(45,246)
Lease obligation	(16,589)
Reclamation provision	(5,601)
Convertible debentures	(105,693)
Deferred tax liability	(52,231)
Total net assets acquired	$685,106

(1)

Goodwill of $129,908 was recognized due to the deferred tax liability generated on the business combination and the consideration in excess of the identified fair values of the assets acquired and the liabilities assumed. This excess was the result of the appreciation of Tahoe’s share price between the February 9, 2016 announcement of the share exchange ratio and the closing price on April 1, 2016 upon completion of the business combination. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(2)

Accounts payable, accrued liabilities and other includes a liability of $2,131 relating to PSUs which were outstanding and not converted prior to the acquisition on April 1, 2016. The PSUs were converted into 211,442 commons shares of the Company during the nine months ended September 30, 2016.

Lake Shore Gold’s principal mining properties are its 100% owned Bell Creek and Timmins West gold mines (together the “Timmins mines”) located in northeastern Ontario, Canada (note 22).

Since the Acquisition Date, the revenues and net earnings of Lake Shore Gold included in these interim financial statements are $96,887 and $16,567, respectively. The net earnings include the impact of the $32,304 non-cash loss recognized on the redemption of the convertible debentures. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for the three and nine months ended September 30, 2016 are $64 and $11,085, respectively. Included in these transaction costs are 455,019 common shares of the Company issued with a value of $5,332.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Had the acquisition occurred on January 1, 2016, the total pro-forma consolidated revenues and net earnings of the Company for the nine months ended September 30, 2016 would have been $642,511 and $92,031, respectively.

The acquisition supports the Company’s growth strategy by adding high-quality, high-margin operating assets which will increase the sustainable production level, contribute to cash flow and diversify the Company’s operations.

ii.	Convertible debentures

Lake Shore Gold had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase in exchange for Tahoe Shares, all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued was determined by dividing the aggregate principal amount of the outstanding Debentures redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ended on and including May 9, 2016.

Debentureholders maintained the right to convert the Debentures at any time prior to May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to the debentureholders. The Debentures remaining outstanding after voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the Debentures were delisted from trading on the Toronto Stock Exchange at the close of business that day. As a result of the redemption of the remaining debentures during the nine months ended September 30, 2016, the Company recognized a non-cash loss of $32,304 as a result of the appreciation of Tahoe’s share price between the closing price on April 1, 2016 and completion of the redemption on May 16, 2016.

7.	CASH AND CASH EQUIVALENTS

	September 30,	December 31,
	2016	2015
Cash	$141,899	$108,140
Cash equivalents	527	527
	$142,426	$108,667

8.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,
	2016	2015
Trade receivables	$47,675	$17,239
Sales tax receivable	25,282	23,935
Other	2,095	2,060
	$75,052	$43,234

See accompanying notes to the condensed interim consolidated financial statements.

12	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

9.	INVENTORIES

	September 30,	December 31,
	2016	2015
Supplies	$55,376	$41,658
Stockpile	9,387	2,230
Work in process	35,977	17,228
Finished goods	13,183	8,964
	$113,923	$70,080

The cost of inventories recognized as an expense for the three and nine months ended September 30, 2016 was $118,172 and $323,758, respectively (three and nine months ended September 30, 2015: $97,356 and $230,565, respectively) and is included in total operating costs.

10.	MINERAL INTERESTS

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2016	$714,011	$737,108	$595,377	$2,046,496
Acquired mineral interests(1)(2)	276,519	236,525	174,747	687,791
Additions	50,344	3,588	97,982	151,914
Disposals	-	-	(4,294)	(4,294)
Transfers(3)	444,042	(444,042)	-	-
Change in reclamation provision	16,625	-	-	16,625
Balance at September 30, 2016	$1,501,541	$533,179	$863,812	$2,898,532
Accumulated depreciation and depletion
Balance at January 1, 2016	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Additions	(45,729)	-	(42,473)	(88,202)
Disposals	-	-	3,862	3,862
Transfers(3)	(121,000)	121,000	-	-
Balance at September 30, 2016	$(335,889)	$-	$(120,435)	$(456,324)
Carrying amount at September 30, 2016	$1,165,652	$533,179	$743,377	$2,442,208

	Mineral Interests
		Non-	Plant &
	Depletable	Depletable	Equipment	Total
Cost
Balance at January 1, 2015	$551,787	$27,257	$317,691	$896,735
Acquired mineral interests(4)(5)	136,006	669,016	206,248	1,011,270
Additions	20,201	31,961	72,467	124,629
Disposals	-	-	(1,029)	(1,029)
Change in reclamation
provision	6,017	8,874	-	14,891
Balance at December 31, 2015	$714,011	$737,108	$595,377	$2,046,496
Accumulated depreciation and
depletion
Balance at January 1, 2015	$(25,949)	$-	$(42,044)	$(67,993)
Additions	(44,211)	-	(40,734)	(84,945)
Impairment	(99,000)	(121,000)	-	(220,000)
Disposals	-	-	954	954
Balance at December 31, 2015	$(169,160)	$(121,000)	$(81,824)	$(371,984)
Carrying amount at December 31, 2015	$544,851	$616,108	$513,553	$1,674,512

(1)	Acquired mineral interests relate to the acquisition of Lake Shore Gold on April 1, 2016.
(2)	Non-depletable mineral interests acquired as part of the acquisition of Lake Shore Gold on April 1, 2016 include the Whitney, Fenn-Gib and Juby projects, and other exploration potential.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

(3)

Upon declaration of commercial production on May 1, 2016, the carrying value of mineral interests and the impairment associated with the Shahuindo project included in non-depletable mineral interests was transferred to depletable mineral interests.

(4)	Acquired mineral interest relate to the acquisition of Rio Alto on April 1, 2015.
(5)	Non-depletable mineral interests acquired as part of the acquisition of Rio Alto on April 1, 2015 include the La Arena sulfide project, the Shahuindo project and other exploration potential.

A summary by segment of the carrying amount of mineral interests is as follows:

	Mineral Interests
		Non-	Plant &	September 30,	December 31,
	Depletable	Depletable(2)	Equipment	2016	2015
Escobal	$501,385	$27,264	$263,143	$791,792	$813,919
La Arena	35,035	214,394	203,200	452,629	438,833
Shahuindo	324,608	53,000	92,741	470,349	421,760
Timmins mines(1)	304,624	238,521	184,293	727,438	-
	$1,165,652	$533,179	$743,377	$2,442,208	$1,674,512

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition and are therefore not included in the carrying amounts at December 31, 2015.
(2)	Non-depletable mineral interests include exploration and evaluation projects.

a)	Goodwill

Goodwill typically arises on the Company’s business combinations due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

The carrying amount of goodwill has been allocated to the following cash generating units and is included in the respective operating segment assets:

	La Arena	Timmins
	Sulfide	Mines(1)	Total
January 1, 2015	$-	$-	$-
Additions	57,468	-	57,468
December 31, 2015	$57,468	$-	$57,468
Additions	-	129,908	129,908
September 30, 2016	$57,468	$129,908	$187,376

(1)

The allocation of goodwill associated with the acquisition of Lake Shore Gold has not yet been finalized and for the purposes of this table, it has been allocated 100% to the Timmins mines until an appropriate allocation has been determined.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		September 30,	December 31,
	Notes	2016	2015
Trade payables		$78,247	$45,079
Accrued trade, royalty and other payables		32,278	36,881
Accrued payroll and related benefits	18c	3,466	17,788
		$113,991	$99,748

12.	DEBT

	September 30,	December 31,
	2016	2015
Beginning balance	$35,000	$49,804
Borrowings/additions (b)	35,000	35,000
Repayments (a)	(35,000)	(50,000)
Commitment fees and other	-	196
	$35,000	$35,000

See accompanying notes to the condensed interim consolidated financial statements.

14	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s debt facilities contain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets to any other entity.

a)	Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired debt in the form of a $35,000 credit facility agreement (the “Loan”). The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

The Loan had an original one-year term, maturing June 16, 2015 and bearing interest at 30-day LIBOR plus 2.60%. Upon maturity, the Loan was extended by an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid using the proceeds of a new credit facility (note 12b)).

b)	Credit facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. This rate was reset on October 11, 2016. The Facility has a two- year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the $35 million Loan which was acquired as part of the acquisition of Rio Alto on April 1, 2015. The Company is currently in compliance with all covenants associated with the Facility.

c)	Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $212 and $622 for the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015: $118 and $118, respectively). The term for the Revolving Facility is three years. Proceeds from the Facility may be used for general corporate purposes.

As at September 30, 2016, the Company had not drawn on the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility.

13.	LEASE OBLIGATIONS

	September 30,	December 31,
	2016	2015
Beginning balance	$13,862	$-
Additions(1)	24,531	20,016
Payments(2)	(19,421)	(5,729)
Accrued interest	386	159
Foreign exchange gain	(118)	(584)
Ending balance	$19,240	$13,862

(1)

Current year additions include $16,589 related to finance leases acquired as a result of the Lake Shore Gold business combination on April 1, 2016 and $7,942 in other additions. Prior year additions include $19,340 related to a sale-leaseback transaction and $676 in other finance leases.

(2)	Payments include the retirement of the sale-leaseback transaction of $10,420.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

	September 30,	December 31,
	2016	2015
Current portion	$9,865	$6,151
Non-current portion	9,375	7,711
	$19,240	$13,862

As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.9%. The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount.

In addition to the finance leases acquired as part of the Lake Shore Gold acquisition, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7,300 and leased them back for a period of 36 months. The sale-leaseback bears interest at 3.7% and is paid through 12 quarterly instalments of principal and interest with the final payment having been paid on October 1, 2016. Upon final payment, the Company elected the option to purchase all the equipment in early 2017 for CAD$1,314.

14.	RECLAMATION PROVISION

	September 30,	December 31,
	2016	2015
Beginning balance	$39,524	$3,529
Accretion expense	1,787	1,003
Additions to reclamation provision(1)	5,605	28,975
Revisions in estimates and obligations	16,625	6,017
Ending balance	$63,541	$39,524

(1)

Current year additions relate to the Timmins mines acquired as a result of the Lake Shore Gold acquisition on April 1, 2016. Prior year additions relate to the La Arena and Shahuindo mines as a result of the Rio Alto acquisition on April 1, 2015.

The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the undiscounted cash flows related to the future reclamation obligations arising from its activities to September 30, 2016 to be $96,743 (December 31, 2015: $69,401).

In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.

The present value of the combined future obligation has increased by $16,625 during the nine months ended September 30, 2016 (December 31, 2015: $6,017) as a result of the impact of the change in estimates in mine life, estimated reclamation costs, discount and inflation rates.

15.	REVENUES

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Silver	$93,349	$74,477	$254,981	$204,245
Gold	133,950	66,239	318,066	141,658
Lead	2,472	2,003	6,964	6,797
Zinc	4,950	3,017	15,094	12,130
	$234,721	$145,736	$595,105	$364,830

See accompanying notes to the condensed interim consolidated financial statements.

16	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Concentrate revenues

The Company has contracts with a number of customers for its concentrate sales. For the three and nine months ended September 30, 2016, the Company’s top four concentrate customers account for 98% and 98% of concentrate revenues, respectively (three and nine months ended September 30, 2015: top four customers accounted for 95% and 96%, of concentrate revenues, respectively).

The concentrate revenues by customer for the three and nine months ended September 30, 2016 and 2015 are as follows:

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Top customer 1	28%	27%	31%	35%
Top customer 2	27%	26%	24%	25%
Top customer 3	22%	24%	25%	20%
Top customer 4	21%	18%	18%	16%
Other customers	2%	5%	2%	4%
Total concentrate revenues	100%	100%	100%	100%

b)	Doré revenues

The Company has contracts with customers for its doré sales. The Company’s top two doré customers account for 94% and 93% of doré revenues for the three and nine months ended September 30, 2016, respectively (three and nine months ended September 30, 2015: one customer accounted for 100% of doré revenues). For the three and nine months ended September 30, 2016, doré sales comprised 98% and 97% of total gold sales, respectively (three and nine months ended September 30, 2015: 95% and 95%, respectively). The doré revenues by customer for the three and nine months ended September 30, 2016 are as follows:

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Top customer 1	53%	100%	62%	100%
Top customer 2	41%	-	31%	-
Other customers	6%	-	7%	-
Total doré revenues	100%	100%	100%	100%

The Company has determined that the loss of any single customer or curtailment of purchases by any one customer would not have a material adverse effect on the Company’s results of operations, financial condition and cash flows due to the nature of the refined metals market.

16.	PRODUCTION COSTS

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Consumption of raw materials and consumables	$47,094	$31,801	$118,653	$83,505
Salaries and benefits	31,421	14,994	66,038	34,437
Contractors and outside services	29,463	16,129	71,380	37,337
Other expenses	(1,308)	2,668	7,104	5,536
Changes in inventory	(16,407)	6,945	(21,658)	14,174
	$90,263	$72,537	$241,517	$174,989

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

17.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Salaries and benefits	$3,628	$6,003	$9,285	$12,291
Share-based payments	1,141	1,321	5,744	4,447
Consulting and professional fees	1,836	1,108	6,728	3,755
Transaction costs (note 6)	64	160	11,085	5,889
Administrative and other	822	2,090	5,177	5,175
	$7,491	$10,682	$38,019	$31,557

18.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in CAD and include Tahoe Share Plan Options, the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition of Rio Alto and the Lake Shore Gold replacement options issued on April 1, 2016 upon completion of the acquisition of Lake Shore Gold (collectively, the “Share Options”), as well as Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively with the Share Options, referred to as the “Share Plan”).

At September 30, 2016, the Company has the following share-based payment arrangements:

a)	Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD of Share Options outstanding at September 30, 2016 and December 31, 2015 are as follows:

	Weighted average	Number of
	exercise price	Share Options
Outstanding at January 1, 2015	$14.49	1,547,659
Granted	12.97	4,561,579
Exercised	8.80	(1,561,218)
Forfeited	16.91	(264,000)
Expired	12.62	(215,563)
Outstanding at December 31, 2015	14.92	4,068,457
Granted	9.21	2,933,876
Exercised	9.10	(2,797,338)
Forfeited	13.83	(267,100)
Expired	17.03	(578,691)
Outstanding at September 30, 2016(1)	$14.49	3,359,204

(1)

Includes the replacement options granted on April 1, 2016 as a result of the acquisition of Lake Shore Gold (note 6) and the replacement options granted on April 1, 2015 as a result of the acquisition of Rio Alto which remain unexercised as at September 30, 2016.

See accompanying notes to the condensed interim consolidated financial statements.

18	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The following table summarizes information about Share Options outstanding and exercisable at September 30, 2016 (exercise range and prices in CAD):

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
Exercise price		exercise	remaining		exercise	remaining
range	Outstanding	price	life (years)	Exercisable	price	life (years)
$2.80-12.19	249,494	$7.81	2.03	249,494	$7.81	2.03
$12.20-12.57	1,021,000	$12.38	4.44	-	$-	-
$12.58-14.93	438,982	$13.06	1.60	363,982	$13.07	1.00
$14.94-16.01	818,900	$15.68	3.52	237,000	$15.68	3.52
$16.02-23.68	830,828	$18.69	1.65	728,828	$18.35	1.36
	3,359,204	$14.49	2.98	1,579,304	$15.07	1.71

During the three and nine months ended September 30, 2016, 299,430 and 2,797,338 Share Options were exercised and the cash proceeds received were $4,075 and $19,563, respectively, (three and nine months ended September 30, 2015: 256,742 and 1,427,992 Share Options exercised for cash proceeds of $1,276 and $9,945, respectively).

During the three and nine months ended September 30, 2016, the Company recorded $480 and $2,383, respectively, of compensation expense relating to Share Options in general and administrative expenses (three and nine months ended September 30, 2015: $611 and $1,637, respectively).

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general, however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).

The number of DSAs outstanding at September 30, 2016 and December 31, 2015 is as follows:

Outstanding at January 1, 2015	285,667
Granted	219,000
Shares issued	(140,667)
Cancelled/forfeited	(14,000)
Outstanding at December 31, 2015	350,000
Granted	342,000
Shares issued	(169,000)
Cancelled/forfeited	(45,000)
Outstanding at September 30, 2016	478,000

There were 18,000 and 342,000 DSAs granted during the three and nine months ended September 30, 2016, respectively, with a weighted average fair market value of CAD$20.84 and CAD$13.02 (three and nine months ended September 30, 2015: nil and 219,000 DSAs granted with a weighted average fair market value of CAD$15.68) .

During the three and nine months ended September 30, 2016, nil and 169,000 DSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result $nil and $2,766, respectively, was transferred to share capital from share based payments reserve (three and nine months ended September 30, 2015: nil and 137,667 DSAs vested, respectively, and $nil and $2,938, respectively, was transferred to share capital).

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

During the three and nine months ended September 30, 2016, the Company recorded $665 and $2,086 of compensation expense relating to DSAs in general and administrative expenses (three and nine months ended September 30, 2015: $889 and $2,270, respectively).

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at September 30, 2016 and December 31, 2015.

The Company granted nil and 60,000 RSAs during the three and nine months ended September 30, 2016 (three and nine months ended September 30, 2015: nil and 52,500) for total compensation expense of $nil and $787 (three and nine months ended September 30, 2015: $nil and $730) which was recorded in general and administrative expenses.

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

The number of SARs outstanding and exercisable at September 30, 2016 and December 31, 2015 is as follows:

Number of SARs
Outstanding at January 1, 2015	73,000
Issued	30,000
Exercised	(60,000)
Outstanding at December 31, 2015	43,000
Issued	135,000
Exercised	(23,000)
Expired/forfeited	(1,000)
Outstanding at September 30, 2016	154,000

Exercisable at December 31, 2015	2,000
Exercisable at September 30, 2016	12,000

At September 30, 2016, vested SARs had a weighted average intrinsic value of CAD$(0.55) per share (December 31, 2015: CAD$(5.36) per share) and the Company has recognized other current and non-current liabilities for SARs of $56 and $123, respectively (December 31, 2015: $32 and $9, respectively).

During the three and nine months ended September 30, 2016, the Company recorded $15 and $508, respectively, of compensation expense relating to SARs in general and administrative expenses (three and nine months ended September 30, 2015: $(25) and $189, respectively).

The following table summarizes information about SARs outstanding and exercisable at September 30, 2016 (grant price range in CAD):

Grant price		Exercised/
range	Issued	Cancelled	Outstanding	Exercisable
$6.40-12.87	407,000	(281,000)	126,000	12,000
$13.35-16.57	60,000	(60,000)	-	-
$18.00-23.31	107,500	(79,500)	28,000	-
	574,500	(420,500)	154,000	12,000

See accompanying notes to the condensed interim consolidated financial statements.

20	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

d)	Inputs for measurement of fair values

The grant date fair values (CAD) of Share Options and SARs and the re-measurement fair value of SARs are measured based on the Black-Scholes Model and are denominated in CAD.

	i.	Share Options

There were 45,000 and 2,933,876 Share Options granted during the three and nine months ended September 30, 2016, respectively (three and nine months ended September 30, 2015: nil and 4,561,579).

The weighted average inputs used and grant date fair values (CAD) of Share Options granted during the three and nine months ended September 30, 2016 and 2015 are as follows:

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Share price	$21.55	$-	$12.87	$15.45
Exercise price	$21.55	$-	$9.20	$13.74
Expected volatility(1)	51%	-	51%	48%
Expected life (years)	4.17	-	3.00	2.04
Expected dividend yield	1.47%	-	2.43%	2.05%
Risk-free interest rate	0.59%	-	0.57%	0.50%
Pre-vest forfeiture rate	5.84%	-	4.08%	1.14%
Fair value	$7.75	$-	$5.64	$4.64

(1)	The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common shares on the Toronto Stock Exchange.

ii.	SARs

There were nil and 135,000 SARs granted during the three and nine months ended September 30, 2016, respectively (three and nine months ended September 30, 2015: 20,000 and 20,000, respectively).

The fair value of SARs (CAD) has been re-measured at September 30, 2016. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

The weighted average inputs used and grant date fair values (CAD) of SARs granted during the three and nine months ended September 30, 2016 and 2015 are as follows:

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Share price	$-	$10.31	$12.64	$10.31
Exercise price	$-	$15.62	$12.38	$15.62
Expected volatility	-	52%	52%	52%
Expected life (years)	-	5.00	5.00	5.00
Risk-free interest rate	-	0.68%	0.61%	0.68%
Fair value	$-	$4.29	$5.74	$4.29

The weighted average inputs used and re-measurement date fair values (CAD) of SARs as at September 30, 2016 and 2015 are as follows:

	September 30,	September 30,
	2016	2015
Share price	$16.82	$10.31
Exercise price	$14.05	$15.62
Expected volatility	51%	52%
Expected life (years)	4.05	2.69
Risk-free interest rate	0.57%	0.68%
Fair value	$7.67	$2.35

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights; and
•	Common shareholders are entitled to receive dividend payments.

At September 30, 2016, there were 310,995,424 common shares of the Company issued and outstanding (December 31, 2015: 227,401,681). Refer to note 6 for a description of the increase in common shares outstanding attributable to the acquisition of Lake Shore Gold.

19.	INCOME TAX EXPENSE

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Current income tax expense
Current period	$19,900	$10,662	$52,021	$32,912
Deferred tax benefit
Origination and reversal of temporary differences	12,033	(996)	8,632	(5,828)
Income tax expense	$31,933	$9,666	$60,653	$27,084

a)	Income tax reconciliation

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Earnings before income taxes	$94,944	$22,921	$178,214	$62,890
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense	24,685	5,959	46,336	16,351
Reconciling items:
Difference between statutory and foreign tax rates	(4,139)	(1,490)	(6,195)	(3,775)
Non-deductible share-based payments	116	-	474	-
Impact of foreign exchange on deferred income tax assets and liabilities	4,090	-	(612)	-
Non-deductible expenses	6,815	1,978	23,501	5,384
Change in unrecognized deferred tax assets	353	1,566	(274)	5,107
Effect of other taxes paid	-	1,697		3,948
Other	13	(44)	(2,577)	69
Income tax expense	$31,933	$9,666	$60,653	$27,084

See accompanying notes to the condensed interim consolidated financial statements.

22	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

20.	EARNINGS PER SHARE

	Three Months Ended			Three Months Ended
	September 30, 2016			September 30, 2015
		Weighted			Weighted
		average	Earnings		average	Earnings
	Net	shares	per	Net	shares	per
	Earnings	outstanding	share	Earnings	outstanding	share
Basic EPS(1)	$63,011	311,407,472	$0.20	$13,255	227,372,229	$0.06
Dilutive securities:
Share options	-	700,124	-	-	217,902	-
Diluted EPS	$63,011	312,107,596	$0.20	$13,255	227,590,131	$0.06

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 478,000 DSAs (three months ended September 30, 2015: 353,000 DSAs).

At September 30, 2016, 3,359,204 Shares Options and 478,000 Share Awards were outstanding of which 326,828 and nil, respectively, for the three months ended September 30, 2016 were anti-dilutive (three months ended September 30, 2015: nil and nil, respectively) because the underlying exercise prices exceeded the average market price for the three months ended September 30, 2016 of CAD$19.30 (three months ended September 30, 2015: CAD$11.64) .

	Nine Months Ended			Nine Months Ended
	September 30, 2016			September 30, 2015
		Weighted			Weighted
		average	Earnings		average	Earnings
	Net	shares	per	Net	shares	per
	Earnings	outstanding	share	Earnings	outstanding	share
Basic EPS(1)	$117,561	282,335,384	$0.42	$35,806	200,969,554	$0.18
Dilutive securities:
Share options	-	336,864	-	-	243,586	-
Diluted EPS	$117,561	282,672,248	$0.42	$35,806	201,213,140	$0.18

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 478,000 DSAs (nine months ended September 30, 2015: 353,000 DSAs).

At September 30, 2016, 3,359,204 Shares Options and 478,000 Share Awards were outstanding of which 830,828 and nil, respectively for the nine months ended September 30, 2016 were anti-dilutive (nine months ended September 30, 2015: 4,173,660 and nil, respectively) because the underlying exercise prices exceeded the average market price for the nine months ended September 30, 2016 of CAD$16.00 (nine months ended September 30, 2015: CAD$14.82) .

During the three and nine months ended September 30, 2016, the Company declared and paid to its shareholders dividends of $0.02 per common share per month, for total dividends of $18,654 and $50,730, respectively (three and nine months ended September 30, 2015: $13,627 and $36,077, respectively).

Subsequent to September 30, 2016, the Company declared and paid dividends of $0.02 per common share for the month of October for total dividends paid of $5,863. As a result of shareholder enrolment in the Dividend Reinvestment Plan during October 2016, $359 was reinvested for a total issuance of 30,689 common shares of the Company.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months Ended
		September 30,		September 30,
	2016	2015	2016	2015
Trade and other receivables	$(6,885)	$(5,526)	$(26,888)	$(18,660)
Inventories	(7,583)	5,043	(28,828)	10,836
Other current assets	(361)	1,572	(1,318)	2,831
Other non-current assets	(11,528)	(21,596)	(21,968)	(24,467)
Accounts payable and accrued liabilities, and other non-current liabilities	79	34,445	(36,232)	44,015
Changes in working capital	$(26,278)	$13,938	$(115,234)	$14,555

22.	SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of global corporate policies and standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Corporate office provides support to the operations and exploration activities with respect to financial, legal, human resources and technical support.

The operating, exploration and financial results of individual operating segments are reviewed by the Company’s executive management. As a group, the executive management of the Company is considered to be the chief operating decision maker (“CODM”) in order to make decisions about the allocation of resources and to assess their performance. The CODM determined that for review, an operating segment must be one whose principal business activities are the operation of mineral properties for the mining of precious metals and the exploration, development and acquisition of mineral interests.

Due to the acquisition of Lake Shore Gold during the nine months ended September 30, 2016 and the commencement of commercial production at Shahuindo on May 1, 2016, the CODM reassessed the operating segments as reported at December 31, 2015 and determined that the significant additions to operations during the period would be reviewed and evaluated separately and would therefore be reported as individual operating segments. At December 31, 2015, the Company’s operating segments included a silver segment (the Escobal mine) and a gold segment (the La Arena mine). Effective April 1, 2016, the reportable operating segments include Escobal, La Arena, Shahuindo and the Timmins mines.

Revenues generated from the sale of silver in concentrate are from the Company’s Escobal mine in Guatemala. Revenues generated from the sale of gold in doré are generated at the La Arena and Shahuindo mines in Peru and the Timmins mines in Canada. Mineral interests, plant and equipment are situated in Guatemala, Peru and Canada.

Substantially all of the cash and cash equivalents are denominated in USD and are held in Canada and Peru. The corporate office located in Reno, Nevada, USA, provides financial, human resource and technical support to the mining and exploration activities.

See accompanying notes to the condensed interim consolidated financial statements.

24	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Significant information relating to the Company’s reportable operating segments as at and for the three and nine months ended September 30, 2016 is summarized as follows:

	September 30, 2016(1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Mineral interests and plant and equipment	$791,792	$452,629	$470,349	$727,438	$2,442,208
Goodwill	-	57,468	-	129,908	187,376
Total assets(4)	974,879	600,188	533,735	924,416	3,033,218
Total liabilities(4)	$(28,941)	$87,472	$274,420	$113,910	$446,861

	Three Months Ended September 30, 2016(1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$103,461	$63,951	$9,550	$57,759	$234,721
Production costs	31,794	27,270	5,595	25,604	90,263
Royalties	3,671	-	-	1,241	4,912
Depreciation and depletion	12,244	5,472	2,485	7,708	27,909
Mine operating earnings	55,751	31,208	1,471	23,207	111,637
Capital expenditures(3)	$6,601	$9,456	$19,355	$21,013	$56,425

	Nine Months Ended September 30, 2016(1)(2)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$285,286	$181,842	$31,090	$96,887	$595,105
Production costs	94,736	88,878	11,738	46,165	241,517
Royalties	12,937	-	-	2,131	15,068
Depreciation and depletion	40,301	18,047	4,468	19,425	82,241
Mine operating earnings	137,311	74,916	14,886	29,166	256,279
Capital expenditures(3)	$19,189	$22,547	$52,397	$56,767	$150,900

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.
(2)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.
(3)	Capital expenditures in the Timmins mines segment includes the acquisition of the 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine for $12,500.
(4)	Balances presented are before intercompany transaction eliminations not included in segmented disclosure,

Significant information relating to the Company’s reportable operating segments as at December 31, 2015 and for the three and nine months ended September 30, 2015 is summarized as follows:

	December 31, 2015(1)(2)(3)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Mineral interests and plant and equipment	$813,919	$438,833	$421,760	$-	$1,674,512
Goodwill	-	57,468	-	-	57,468
Total assets	970,726	562,020	469,715	-	2,002,461
Total liabilities	$35,759	$82,403	$220,268	$-	$338,430

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

	Three Months Ended September 30, 2015(1)(2)(3)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$82,569	$63,167	$-	$-	$145,736
Production costs	38,255	34,282	-	-	72,537
Royalties	8,258	-	-	-	8,258
Depreciation and depletion	13,504	11,315	-	-	24,819
Mine operating earnings	22,552	17,570	-	-	40,122
Capital expenditures	$9,555	$8,656	$22,220	$-	$40,431

	Nine Months Ended September 30, 2015(1)(2)(3)
				Timmins
	Escobal	La Arena	Shahuindo	mines	Total
Revenues	$230,467	$134,363	$-	$-	$364,830
Production costs	96,265	78,724	-	-	174,989
Royalties	29,431	-	-	-	29,431
Depreciation and depletion	35,718	19,858	-	-	55,576
Mine operating earnings	69,053	35,781	-	-	104,834
Capital expenditures	$25,908	$21,384	$51,264	$-	$98,556

(1)	The Timmins mines were acquired on April 1, 2016 as part of the Lake Shore Gold acquisition. Results of operations are not included prior to April 1, 2016.
(2)	La Arena and Shahuindo were acquired on April 1, 2015 as part of the Rio Alto acquisition. Results of operations of La Arena and Shahuindo are not included prior to April 1, 2015.
(3)	Shahuindo declared commercial production effective May 1, 2016. All pre-operating revenues from production at Shahuindo have been credited against construction capital through April 30, 2016.

23.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, trade and other receivables, sales tax and other non-current receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•	Cash and cash equivalents, restricted cash, trade and other receivables, sales tax and other non-current receivables and other financial assets are classified as loans and receivables and are measured at amortized cost;
•	Trade and other receivables, which are subject to provisional pricing adjustments, and currency swaps are measured at FVTPL; and
•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities.

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

See accompanying notes to the condensed interim consolidated financial statements.

26	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

At September 30, 2016 and December 31, 2015, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the statement of financial position at fair value are categorized as follows:

	September 30, 2016			December 31, 2015
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments(1)	$15	$-	$-	$544	$-	$-
Provisionally priced trade receivables	-	45,666		-	17,239	-
Currency swap(2)	-	-	-	-	-	2,742
	$15	$45,666	$-	$544	$17,239	$2,742

(1)	Investments are included in other current assets.
(2)	The currency swap was retired during August 2016 and previously included in other non-current liabilities (note 13).

The carrying value of cash and cash equivalents, restricted cash, sales tax and other non-current receivables, accounts payable and accrued liabilities, debt and lease obligations approximate their fair value given the short term to maturity.

There were no transfers between Level 1 and Level 2 during the three and nine months ended September 30, 2016.

24.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

	a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents.

There has been no significant change to the Company’s exposure to credit risk since De cember 31, 2015 and the Company deems this risk to be minimal.

	b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

There has been no significant change to the Company’s exposure to liquidity risk since December 31, 2015 and the Company deems this risk to be minimal.

The other non-current liabilities consist of the non-current portion of the SARs and severance provisions related to the Lake Shore Gold acquisition.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s significant undiscounted commitments at September 30, 2016 are as follows:

				September 30,	December 31,
				2016	2015
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities and other current liabilities	$113,991	$-	$-	$113,991	$99,748
Debt	35,000	-	-	35,000	35,000
Income tax payable	9,442	-	-	9,442	9,981
Lease and contractual agreements	9,865	9,375	-	19,240	9,477
Commitments to purchase equipment, services, materials and supplies	74,483	6,636	-	81,119	85,230
Other non-current liabilities	-	8,297	-	8,297	5,674
Reclamation provision	-	1,044	95,699	96,743	69,401
	$242,781	$25,352	$95,699	$363,832	$314,511

c)	Market Risk

The market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

	i.	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents, sales tax receivable and accounts payable that are denominated in a currency other than the USD.

There has been no significant change to the Company’s exposure to foreign exchange risk since December 31, 2015 and the Company deems this risk to be minimal.

	ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At September 30, 2016, the Company’s interest- bearing financial instruments are related to cash and cash equivalents, the Facility, the Revolving Facility and finance leases. There has been no significant change to the Company’s exposure to interest rate risk since December 31, 2015 and the Company deems this risk to be minimal.

	iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. There has been no significant change to the Company’s exposure to price risk since December 31, 2015 and the Company deems this risk to be at an acceptable level and has entered into no hedging contracts.

25.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position.

The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Facility and finance leases.

See accompanying notes to the condensed interim consolidated financial statements.

28	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

		September 30,	December 31,
	Notes	2016	2015
Shareholders’ equity		$2,586,357	$1,664,031
Debt	12	35,000	35,000
Lease obligations	13	19,240	13,862
		2,640,597	1,712,893
Less: cash and cash equivalents	7	(142,426)	(108,667)
Less: restricted cash		(4,723)	(2,500)
		$2,493,448	$1,601,726

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2015.

26.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	29